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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NEW YORK & COMPANY, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
AND CERTAIN STOCK APPRECIATION RIGHTS
(Title of Class of Securities)

649295102
(Cusip Number of Class Of Securities (Underlying Common Stock))

Sheamus Toal
Executive Vice President and Chief Financial Officer
New York & Company, Inc.
330 West 34th Street, 9th Floor
New York, NY 10001
(212) 884-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

Copy to:
Christian O. Nagler
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022-4611
(212) 446-4800

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$1,813,466	$210.18

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 240,850 shares of common stock of New York & Company, Inc. and 5,184,279 stock appreciation rights ("SARs") having an aggregate value of $1,813,466 as of May 25, 2017, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options and SARs was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $0.0001159 per $1 million dollars of the value of the transaction.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offering Memorandum, dated June 1, 2017 (the "Offering Memorandum"), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the issuer is New York & Company, Inc., a Delaware corporation ("NWY", "New York & Company", or the "Company") and the address of its principal executive office is 330 West 34th Street, 9th Floor, New York, NY 10001. The telephone number at that address is (212) 884-2000. The information set forth in the Offering Memorandum under Section 9 ("Information Concerning New York & Company, Inc.") is incorporated herein by reference.

        (b)   This Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by the Company, to provide eligible associates (which includes all current associates and excludes all non-executive members of the Company's board of directors) ("Eligible Associates") the opportunity to exchange certain stock appreciation rights ("SARs") and stock options to purchase shares of its common stock, par value $0.001 per share, issued and outstanding under the Amended and Restated 2006 Long-Term Incentive Plan (the "2006 Plan") and the Amended and Restated 2002 Stock Option Plan (the "2002 Plan"), collectively the "Plans," with exercise prices equal to or greater than $2.60 per share (the "Eligible Awards") for a fewer number of replacement stock appreciation rights with an equal fair value and an exercise price equal to the closing price of the Company's common stock on the New York Stock Exchange ("NYSE") on the date of grant (the "Replacement SARs"). The fair value of the Eligible Awards and the Replacement SARs will be calculated on the date of grant in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation ("ASC 718"). Only Eligible Awards that are outstanding on June 1, 2017, held by Eligible Associates during the entire period from and including June 1, 2017 through the date the Replacement SARs are granted will be eligible to tender in the Offer. As of May 24, 2017, there were Eligible Awards as follows: Options to purchase 240,850 shares of common stock and 5,184,279 SARs, with original grant dates ranging from March 19, 2008 to May 17, 2016. To remain eligible to tender Eligible Awards for exchange, and receive Replacement SARs, an Eligible Associate must continue to provide services to the Company on, and must not have received nor have given a notice of termination on or prior to, the date that the Replacement SARs are granted.

        The information set forth in the Offering Memorandum on the introductory pages and under Section 1 ("Eligibility; Number of SARs and Options; Expiration Date"), Section 5 ("Acceptance of Eligible Awards for Exchange and Issuance of Replacement SARs") and Section 8 ("Source and Amount of Consideration; Terms of Replacement SARs") is incorporated herein by reference.

        (c)   The information set forth in the Offering Memorandum under Section 6 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 10 ("Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the SARs and Options") is incorporated herein by reference. The information set forth in Schedule A ("Information Concerning the Directors and Executive Officers of New York & Company, Inc.") to the Offering Memorandum is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   The information set forth in the Offering Memorandum under Section 1 ("Eligibility; Number of SARs and Options; Expiration Date"), Section 3 ("Procedures for Electing to Exchange Eligible Awards"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Eligible Awards for Exchange and Issuance of Replacement SARs"), Section 7 ("Conditions of this Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement SARs"), Section 11 ("Status of Eligible Awards Acquired by Us in this Offer; Accounting Consequences of this Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

        (b)   Executive officers are eligible to participate in the Offer. Non-executive members of the Company's board of directors are not eligible to participate in the Offer. The information set forth in the Offering Memorandum under Section 10 ("Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the SARs and Options") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the Offering Memorandum under Section 10 ("Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the SARs and Options") is incorporated herein by reference. The eligible equity Plans are incorporated herein by reference hereto as Exhibit (d)(1).

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   The information set forth in the Offering Memorandum under Section 2 ("Purpose of this Offer") is incorporated herein by reference.

        (b)   The information set forth in the Offering Memorandum under Section 5 ("Acceptance of Eligible Awards for Exchange and Issuance of Replacement SARs") and Section 11 ("Status of Eligible Awards Acquired by Us in this Offer; Accounting Consequences of this Offer") is incorporated herein by reference.

        (c)   The information set forth in the Offering Memorandum under Section 2 ("Purpose of this Offer") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the Offering Memorandum under Section 8 ("Source and Amount of Consideration; Terms of Replacement SARs") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

        (b)   The information set forth in the Offering Memorandum under Section 7 ("Conditions of this Offer") is incorporated herein by reference.

        (d)   Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)   The information set forth in the Offering Memorandum under Section 10 ("Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the SARs and Options") is incorporated herein by reference.

        (b)   The information set forth in the Offering Memorandum under Section 10 ("Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the SARs and Options") and in Schedule A of the Offering Memorandum is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        Not applicable.

Item 10.    Financial Statements.

        (a)   The information set forth in the Offering Memorandum under Section 9 ("Information Concerning New York & Company, Inc."), Section 16 ("Additional Information") and the information set forth in the Company's Annual Report on Form 10-K for the year ended January 28, 2017 under Item 6 "Selected Financial Data" and Item 8 "Financial Statements and Supplementary Data" is incorporated herein by reference.

        (b)   Not applicable.

Item 11.    Additional Information.

        (a)   The information set forth in the Offering Memorandum under Section 10 ("Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the SARs and Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b)   Not applicable.

Item 12.    Exhibits.

(a)(1)(i)	*	Offering Memorandum relating to our Offer to Exchange Certain Stock Appreciation Rights and Certain Outstanding Options to Purchase Common Stock for Replacement SARs, dated June 1, 2017.

(a)(1)(ii)	*	New York & Company, Inc. Stock Appreciation Right and Option Exchange Program Election Form.

(a)(1)(iii)	*	Communication to Eligible New York & Company Associates Announcing the Opening of the Exchange Program, to be delivered via e-mail on June 1, 2017.

(a)(1)(iv)	*	Communication to Eligible New York & Company Associates from the Chief Executive Officer, dated June 1, 2017.

(a)(1)(v)	*	Highlights of the New York & Company Stock Appreciation Right and Option Exchange Program.

(a)(1)(vi)	*	Reminder Communication to Eligible New York & Company Associates.

(a)(1)(vii)	*	New York & Company, Inc. Stock Appreciation Right and Option Exchange Program Election Confirmation Form.

(a)(1)(viii)		New York & Company, Inc. Annual Report on Form 10-K for the year ended January 28, 2017, filed with the Securities and Exchange Commission on April 12, 2017, is incorporated herein by reference.

(a)(2)		Not applicable.

(a)(3)		Not applicable.

(a)(4)		Not applicable.

(a)(5)(i)	Definitive Proxy Statement on Schedule 14A for New York & Company, Inc.'s 2017 Annual Meeting of Stockholders to be held on June 20, 2017, filed with the Securities and Exchange Commission on May 30, 2017, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	The New York & Company, Inc. Amended and Restated 2002 Stock Option Plan and the Amended and Restated 2006 Long-Term Incentive Plan, are incorporated herein by reference to the New York & Company, Inc. Registration Statement on Form S-8 as filed with the Securities and Exchange Commission on October 18, 2004 and February 12, 2015.

(g)	Not applicable.

(h)	Not applicable.

*
Filed electronically herewith

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW YORK & COMPANY, INC.
Date: June 1, 2017	By:	/s/ SHEAMUS TOAL Sheamus Toal Executive Vice President and Chief Financial Officer

 INDEX TO EXHIBITS

(a)(1)(i)	*	Offering Memorandum relating to our Offer to Exchange Certain Stock Appreciation Rights and Certain Outstanding Options to Purchase Common Stock for Replacement SARs, dated June 1, 2017.

(a)(1)(ii)	*	New York & Company, Inc. Stock Appreciation Right and Option Exchange Program Election Form.

(a)(1)(iii)	*	Communication to Eligible New York & Company Associates Announcing the Opening of the Stock Option/SARs Exchange Program, to be delivered via e-mail on June 1, 2017.

(a)(1)(iv)	*	Communication to Eligible New York & Company Associates from the Chief Executive Officer, dated June 1, 2017.

(a)(1)(v)	*	Highlights of the New York & Company Stock Appreciation Right and Option Exchange Program.

(a)(1)(vi)	*	Reminder Communication to Eligible New York & Company Associates.

(a)(1)(vii)	*	New York & Company, Inc. Stock Appreciation Right and Option Exchange Program Election Confirmation Form.

(a)(1)(viii)		New York & Company, Inc. Annual Report on Form 10-K for the year ended January 28, 2017, filed with the Securities and Exchange Commission on April 12, 2017, is incorporated herein by reference.

(a)(2)		Not applicable.

(a)(3)		Not applicable.

(a)(4)		Not applicable.

(a)(5)(i)		Definitive Proxy Statement on Schedule 14A for New York & Company, Inc.'s 2017 Annual Meeting of Stockholders to be held on June 20, 2017, filed with the Securities and Exchange Commission on May 30, 2017, is incorporated herein by reference.

(b)		Not applicable.

(d)(1)		The New York & Company, Inc. Amended and Restated 2002 Stock Option Plan and the Amended and Restated 2006 Long-Term Incentive Plan, are incorporated herein by reference to the New York & Company, Inc. Registration Statement on Form S-8 as filed with the Securities and Exchange Commission on October 18, 2004 and February 12, 2015.

(g)		Not applicable.

(h)		Not applicable.

*
Filed electronically herewith

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS